Covira Surgical Inc



ANNUAL REPORT

3333 Green Bay Road Office L-404

North Chicago, IL 60064

(847) 922-5332

https://www.covirasurgical.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Covira Surgical is focused on a revolutionary infection prevention strategy that leverages emerging molecular science in the microbiome to prevent infection-related postoperative complications.

Covira is a biotech company focusing on a novel therapeutic alternative to infection control that is distinct from traditional antibacterial approaches. Covira has developed a platform technology called Pi-PEG that suppresses bacterial virulence without impacting its normal growth. Pi-PEG is the discovery from Dr. John Alverdy's lab, a leading microbiome scientist and world leader in GI surgical infection. Covira aims to revolutionize infection prevention by developing and applying agents into the gut that seek to collaborate with, rather than eliminate, key members of the microbiome.

The University of Chicago granted a worldwide, exclusive license (UCGo!) to Covira to make, use and sell products under specified licensed patents. As consideration, Covira must pay The University of Chicago a 2% royalty on net sales of covered products. On a sale of the company or an IPO, Covira would owe The University of Chicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $325.00

Number of Securities Sold: 3,250,001

Use of proceeds: Sales of shares to founders at par value (min. proceeds used for general corporate purposes)

Date: December 31, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $116.00

Number of Securities Sold: 1,162,504

Use of proceeds: Sales (and periodic vesting) of shares to founders at par value (min. proceeds used for general corporate purposes)

Date: December 31, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $170.00

Number of Securities Sold: 1,700,000

Use of proceeds: Sales (and periodic vesting) at par value (min. proceeds used for general corporate purposes)

Date: December 31, 2020

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10.00

Number of Securities Sold: 100,000

Use of proceeds: Sale of shares to CFO (Fractional/Consultant) at par value, in lieu of cash compensation, for consulting services in 2021.

Date: April 01, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018

The Company incorporated in the state of Delaware in September 2018, but did not formally initiate operations until Q1 2019. As a result, only minimal administrative expenses ($2,159 of Legal & Professional Services) were incurred relating to its formation in FY 2018. Thus the Company's reported net loss for fiscal year 2018 was -$2,159.

Year ended December 31, 2019

Revenue and Gross Profit

As a discovery-stage biotechnology Company presently focused on research and development, there are several important stages to successfully reach and approvals to obtain before Covira's drug candidate(s) would be positioned to generate commercial revenues. Therefore, no product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2019.

Other Income

As detailed in Covira's reviewed financial statements for 2019-2020, $183,337 was paid to the Company by a Fortune 100 healthcare corporation for collaborative research services related to Covira's expertise and product technology. The scope of services under this agreement spanned

2019 and 2020, and resulted in a total of $550,000 (i.e., the stated total contract value) in compensation to Covira.

Operating Expenses

The Company's operating expenses totaled $236,015 in 2019, consisting of the following two categories: (i) general and administrative expenses of $59,915, nearly all of which was related to the reimbursement of legal expenses incurred by UChicago's patent counsel; and, (ii) research and development expenses, pertaining primarily to the execution of the collaborative research services agreement with the Fortune 100 healthcare corporation in which UChicago was jointly providing services as Covira's vendor.

Net Loss

The annual Operating Expenses exceeded the Other Income by $52,678, which is the reported net loss for 2019. This -$52,678 does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Year ended December 31, 2020

Revenue and Gross Profit

No product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2020.

Other Income

In 2020, $367,418 was paid to the Company by a Fortune 100 healthcare corporation for collaborative research services related to Covira's expertise and product technology. The Company's services and activities under this agreement concluded in 2020, and management does not expect that there will be additional income in subsequent years, nor an exercise by either party of the rights in this 2019-2020 agreement relating to prospective future development and licensing.

Operating Expenses

The Company's annual operating expenses totaled $406,350 in 2020, up by $170,335 (+72%) from the prior year. Spending for the year once again fell into one of two categories: (i) general and administrative expenses of $174,508, comprised of legal and consulting fees paid to third parties for general corporate services, along with the CEO's salary; and, (ii) research and development expenses of $226,100 (up 28%, from $176,100 in 2019) – the majority of which went to UChicago for the fulfillment of the remaining activities under the collaborative research services agreement with the Fortune 100 healthcare corporation.

Net Loss

The annual Operating Expenses exceeded the Other Income by $38,932, which is the reported net loss for 2020 and is $13,746 lower than the prior year's loss. The -$38,932 net loss for the year does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Historical results and cash flows:

The Company's historical and current financial performance reflects its focus on a phased product development track. As Covira executes its business plan towards specific milestone achievements and FDA trials, it is not expected to generate product sales, nor operating cash flows, for at least the next 4-5 years in a favorable outcome scenario. During this time, Covira will be generating no revenues and net losses and requiring increasing amounts of capital to fund its commercialization objective. Management anticipates targeting institutional funds and other venture sources specializing in biotech and life sciences for these future equity raises.

Year ended December 31, 2021

Revenue and Gross Profit

No product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2021.

Other Income

In 2021 the Company recognized a gain of $20,832 from forgiveness of the Paycheck Protection Program (PPP) loan. On September 22, 2021 the SBA authorized full forgiveness of the PPP Loan received in May 2021.

Operating Expenses

The Company's annual operating expenses totaled $251,641 in 2021, down by $154,709 (-38%) from the prior year. Spending for the year once again fell into one of two categories: (i) general and administrative expenses, comprised of legal and consulting fees paid to third parties for general corporate services, along with the CEO's salary; and, (ii) research and development expenses.

Net Loss

The annual Operating Expenses exceeded other income by $230,809. The Net loss for 2021 of $238,809 does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $153,578.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration, via JPMorgan Chase (PPP Loan)

Amount Owed: $20,832.00

Interest Rate: 1.0%

Maturity Date: May 02, 2026

The SBA authorized full forgiveness of the loan on September 23, 2021.

Creditor: The University of Chicago, and misc. vendors

Amount Owed: $177,947

Interest Rate: 0.0%

Maturity Date: December 31, 2021

As a result of the pandemic-related disruptions to the Company's research and laboratory work scheduling in FY 2020, certain portions of the anticipated scope and payment obligations to Covira's primary vendor-partner were extended to later in 2021, and a corresponding expense accrual in the amount of $207,348 was recognized at year-end 2020 . A payment of $31,016 was made during 2021 reducing the accrued liabilities. Though not classified as short-term debt in the Company's balance sheet (reflected in the Company's working capital), this liability nonetheless is referenced in this 'Indebtedness' category and will be satisfied as part of the proceeds from future capital raised, including planned and pending sale(s) of equity. The remaining balance ($1,615 of the total $177,947) at year-end 2021 (vs. $4,669 of $212,017 at 12/31/2020) is comprised of trade accounts and subscriptions payable, also classified as working capital liabilities incurred and paid in the normal course of business.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter Farmakis

Peter Farmakis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: February 17, 2020 - Present

Responsibilities: The CEOs primary responsibilities include; paint a vision of the future of the company, ensure that the company has the human and financial resources to accomplish that vision, set standards of performance, and audit performance against those standards. The CEOs salary is $120,000 per year ($10,000 per month). Mr. Farmakis equity participation is in the form of time-based vesting (over 36 months) of 4,000,000 shares of Common Stock. Currently 1,600,000 shares have vested, and 2,400,000 shares will vest over the remaining 24 months. As CEO, he is also eligible for an annual performance bonus, currently targeted at (up to) 50% of his base salary – with the attainment of objectives as established by the Board of Directors each year.

Position: Board Member

Dates of Service: February 17, 2020 - Present

Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

Other business experience in the past three years:

Employer: SmartHealth Catalyzer

Title: Life Sciences Executive on the Ops Team

Dates of Service: January 02, 2019 - Present

Responsibilities: Leading the due diligence efforts to evaluate biopharmaceutical opportunities and the building biotech of startups.

Other business experience in the past three years:

Employer: VitaHEAT Medical

Title: President & CEO

Dates of Service: January 01, 2015 - January 01, 2019

Responsibilities: Responsible for building and leading VitaHEAT Medical and preparing the organization for the US launch of VitaHEAT UB3.

Name: Dr. John C. Alverdy

Dr. John C. Alverdy's current primary role is with The University of Chicago. Dr. John C. Alverdy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CSO

Dates of Service: September 07, 2018 - Present

Responsibilities: Dr. Alverdy is the Founder & CSO. The Chief Scientific Officer (CSO) is responsible for leading all scientific operations for Covira. Dr. Alverdy currently draws no salary from Covira, and maintains significant equity ownership through his common share allotment as founder (fully vested by September 2022).

Position: Board Member

Dates of Service: September 07, 2018 - Present

Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

Other business experience in the past three years:

Employer: The University of Chicago

Title: Professor of Surgery, Executive Vice Chair, Department of Surgery

Dates of Service: January 01, 1993 - Present

Responsibilities: GI Surgery, Surgery Professor, Scientist

Name: Jaime Contreras

Position: Board Member
Dates of Service: January 2021 - Present
Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dr. John C. Alverdy

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 45.06

Title of class: Common Stock

Stockholder Name: Peter Farmakis

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 40.05

RELATED PARTY TRANSACTIONS

Name of Entity: The University of Chicago

Names of 20% owners: None

Relationship to Company: 10% Owner, R&D Collaborator

Nature / amount of interest in the transaction: In March of 2019, The Company entered into an exclusive license agreement with the University of Chicago - a research-based university, and a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

Material Terms: UCGo! Exclusive License Agreement (effective March 25, 2019). UChicago grants a worldwide, exclusive license to Covira to make, use, and sell products under specified licensed patents. Covira must make minimum annual royalty payments under the license of $10,000 starting December 31, 2022, Covira pays UChicago a 2% royalty on net sales of covered products. UChicago has a right to purchase up to 10% of any equity in any equity offering (or offering of securities convertible into equity). $2M equity raise triggers reimbursement of first $20K of IP costs to UChicago; Covira is currently reimbursing UChicago for third party patent expenses in excess of $20K. On a sale of the company or an IPO, Covira must pay UChicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 9,987,500 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the

[PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Covira Surgical Inc

By   /s/ *Peter Farmakis*

    Name: Covira Surgical

    Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

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Exhibit A

FINANCIAL STATEMENTS

I, Peter J Farmakis, the CEO of Covira Surgical Inc., hereby certify that the financial statements of Covira Surgical, Inc. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $0.00; taxable income of (-$251,643) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2022.



Peter J Farmakis
CEO

April 28, 2022

Covira Surgical, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
TOTAL BUS CHK (0866)	153,577.82	118,858.17
Total Bank Accounts	**$153,577.82**	**$118,858.17**
Other Current Assets		
Loan to Employees	0.00	
Receivable from Investors	21,206.41	
Total Other Current Assets	**$21,206.41**	**$0.00**
Total Current Assets	**$174,784.23**	**$118,858.17**
TOTAL ASSETS	**$174,784.23**	**$118,858.17**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	1,237.50	4,291.00
Subscription Payable	377.50	377.50
Total Accounts Payable	**$1,615.00**	**$4,668.50**
Other Current Liabilities		
Accrued Expense	176,332.07	207,348.07
Loan From John Alverdy	0.00	0.00
Loan From Matt Martin	0.00	0.00
Payable to Shareholder	0.00	0.00
PPP Loan	0.00	
Total Other Current Liabilities	**$176,332.07**	**$207,348.07**
Total Current Liabilities	**$177,947.07**	**$212,016.57**
Total Liabilities	**$177,947.07**	**$212,016.57**
Equity		
Common Stock	374,150.25	611.25
Financing Costs	-52,734.53	
Total Common Stock	**321,415.72**	**611.25**
Retained Earnings	-93,769.65	-54,837.67
Subscription Receivable	0.00	0.00
Net Income	-230,808.91	-38,931.98
Total Equity	**$ -3,162.84**	**$ -93,158.40**
TOTAL LIABILITIES AND EQUITY	**$174,784.23**	**$118,858.17**

CERTIFICATION

I, Peter Farmakis, Principal Executive Officer of Covira Surgical Inc, hereby certify that the financial statements of Covira Surgical Inc included in this Report are true and complete in all material respects.

Peter Farmakis

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer